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                              November 16, 2021

       Ioannis Zafirakis
       Secretary
       OceanPal Inc.
       Ymittou 6
       175 64 Palaio Faliro
       Athens, Greece

                                                        Re: OceanPal Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed November 2,
2021
                                                            File No. 001-40930

       Dear Mr. Zafirakis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 20-F filed November 2, 2021

       Item 7. Major Shareholders and Related Party Transactions
       B. Related Party Transactions
       Diana Shipping Inc. Non-Competition Agreement, page 59

   1. We note your disclosure that Diana Shipping granted you a right of first refusal over any opportunity available
to Diana Shipping (or any of its subsidiaries) to acquire or charter-in any dry bulk vessel
that    meets certain specifications.    Please describe such
                                                        specifications set
forth in the agreement. In that regard, we note the specifications set forth in the
non-competition agreement filed as Exhibit 4.4. In addition, please disclose the termination
provisions set forth in the non-competition agreement.
 Ioannis Zafirakis
OceanPal Inc.
November 16, 2021
Page 2
Steamship Shipbroking Enterprises Inc., page 59

2. Please revise your disclosure to include the material terms of the Form of Management
      Agreement with Steamship Shipbroking Enterprises Inc. filed as Exhibit
4.7. In addition,
      we note your disclosure here and on page 33 indicating that Steamship will be providing administrative services and brokerage services pursuant to an Administrative Agreement and a Brokerage Services Agreement. We also note your disclosure on page 57 that the services of your chief executive officer and president and interim chief financial officer are provided by Steamship under your administrative services agreement with Steamship.
      Please file your administrative agreement and brokerage services agreement with
      Steamship, and disclose any material terms set forth in such agreements. Refer to comment 10 in our letter dated July 21, 2021.
Diana Wilhelmsen Management Limited, page 60

3. Please disclose all material terms of the management agreement with Diana Wilhelmsen
      Management Limited, including the fees payable under the agreement and the provisions related to termination of the agreement. Please also provide risk factor disclosure relating to the termination provisions, or tell us why you do not believe that such provisions present a material risk.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-
3584 with any other questions.



                                                            Sincerely,
FirstName LastNameIoannis Zafirakis
                                                            Division of
Corporation Finance
Comapany NameOceanPal Inc.
                                                            Office of Energy &
Transportation
November 16, 2021 Page 2
cc:       Edward Horton
FirstName LastName